Contact

www.linkedin.com/in/
daisukenagayama (LinkedIn)

Top Skills

Online Advertising

Advertising

Entrepreneurship

Languages

Spanish (Elementary)

English (Native or Bilingual)

Japanese (Native or Bilingual)

Honors-Awards

Graduate School of Frontier
Sciences Dean's Award (東京大学大
学院　新領域創成科学研究科　研究
科長賞)

McKinsey & Co. Essay Contest
"Reimagining Japan - A Quest for a
Future that Works" Runner-Up

The University of Tokyo Presidential
Award (東京大学総長賞)

Wings of Excellence Award at St.
Gallen Symposium

Wings of Excellence Award at St.
Gallen Symposium

Publications

A study of international conflict
management with an integrative
explanatory model: the case study of
the Kosovo conflict

Innovations in Collaborative
Urban Regeneration (Chapter
1: Role of Information and
Communication Technologies in
Urban Regeneration)

A Network Game Analysis of
Strategic Interactions in the
International Trade of Russian
Natural Gas through Ukraine and
Belarus

Daisuke Dan Nagayama, Ph.D.

Co-founder, Chief Operating Officer at C1X Inc.
Tokyo, Tokyo, Japan

Experience

Schmidt Futures
Fellow (2023), International Strategy Forum
February 2023 - Present (10 months)

C1X Inc.
9 years 6 months

Co-founder, Chief Operating Officer
May 2015 - Present (8 years 7 months)

Board Member
June 2014 - Present (9 years 6 months)

Arbor Ventures
Partner and Director of Japan at Arbor Ventures
February 2014 - Present (9 years 10 months)

Kyushu University
Visiting Lecturer
August 2015 - March 2016 (8 months)
Fukuoka, Japan

Japan Society for the Promotion of Science
Doctoral Course Fellow (Research Fellowship for Young Scientists)
April 2011 - March 2012 (1 year)

Education

東京大学 / The University of Tokyo
Ph. D., International Studies

東京大学 / The University of Tokyo
M. Eng., Civil Engineering

東京大学 / The University of Tokyo

B. Eng., Civil Engineering